June 18, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Eric Atallah Mary Mast Joshua Gorsky Joe McCann

Re:	BirchBioMed Inc.
Draft Offering Statement on Form 1-A
Submitted April 19, 2024
CIK No. 0001670747

Ladies and Gentlemen:

On behalf of BirchBioMed Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated May 16, 2024, as revised on May 20, 2024, providing the Staff’s comments with respect to the draft of the Company’s Offering Statement on Form 1-A (the “Offering Statement”). The Company is currently filing via the EDGAR system an amendment to the draft Offering Statement (the “Amendment”).

For the convenience of the Staff, the Staff’s comments are included and are followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Draft Offering Statement on Form 1-A

Summary

Our Main, Strategic Focus: Pharmaceutical (Rx) Platform, page 7

1.	We note your disclosure here that you completed a Health Canada-approved Phase 1 clinical trial that “demonstrated the safety and tolerability of FS2 in 40 adult subjects.” We also note your disclosure elsewhere in the offering statement that the trial results “demonstrated safety and tolerability of FS2 for facial use[.]” We note that determinations of safety and efficacy are solely within the authority of Health Canada, FDA and comparable regulatory bodies; therefore, please revise your offering statement to remove all references and/or implications of safety and efficacy. We will not object to statements that the product candidate was well tolerated, that trial participants experienced no serious adverse events, etc.

Response: The Company has made changes to the Offering Statement in the Amendment to indicate that the applicable product candidate was well tolerated and that trial participants experienced no serious adverse events.

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152

rochester, ny ● buffalo, ny ● albany, ny ● corning, ny ● new york, ny

U.S. Securities and Exchange Commission Division of Corporation Finance June 18, 2024 Page 2

Systemic FS2 - Patients with Organ Fibrosis, page 10

2.	We note your disclosure here that you plan to conduct clinical studies on the use of FS2 (systemic) for the treatment of organ fibrosis in the lungs, kidneys and liver, beginning in Q4 of 2024 with idiopathic pulmonary fibrosis. Please clarify where you are planning to conduct those clinical studies and what regulatory steps you have taken, if any, in furtherance of these clinical studies. For instance, discuss whether you have submitted an IND application to the FDA or a similar application with a foreign regulator.

Response: The Company plans to conduct these clinical trials beginning in Canada in Q4 of 2024 with idiopathic pulmonary fibrosis (IPF), subject to approval from Health Canada (HC). It subsequently plans to seek approval from the FDA for a similar trial in the United States in 2025. The Company applied for and received HC approval for the addition of kynurenic acid (its lead drug candidate) to the Natural Health Product Ingredients Database as a medicinal ingredient and has initiated steps to seek a Pre-Clinical Trial Application (CTA) Consultation Meeting with HC to present relevant data, discuss concerns and resolve any outstanding issues in order to begin the aforementioned Phase 1b / 2a clinical trial in Q4 of 2024, and a Pre-IND meeting with the FDA in Q1 of 2025. Changes have been made to the Amendment to include this additional information regarding the systemic FS2 pipeline.

Use of Proceeds, page 41

3.	We note your disclosure here that you intend to use a portion of the proceeds to “advance [y]our research and development efforts for the use of FS2 as a treatment in organ fibrosis” and we also note your disclosure elsewhere in the prospectus that you intend to begin clinical studies in this regard in Q4 of 2024. Please revise your disclosure here to explain how far through clinical development you expect to get using the proceeds from this offering.

Response: Changes in response to the Staff’s comment have been made to the Use of Proceeds section in the Amendment consistent with the aforementioned changes clarifying the systemic FS2 pipeline.

Capitalization, page 42

4.	We note that your actual capitalization column is labeled “Audited”. Please revise your filing to include your accountant’s audit report for the capitalization table or remove the reference to “Audited”.

Response: The reference to “Audited” in the capitalization table has been removed in the Amendment.

5.	Please revise to exclude from the capitalization table current liabilities, other than the current portion of Note payable.

Response: The capitalization table has been revised to remove current liabilities, other than the current portion of Note payable.

U.S. Securities and Exchange Commission Division of Corporation Finance June 18, 2024 Page 3

Intellectual Property

UBC License Agreement, page 72

6.	Please clarify here whether this offering is considered to be an “initial public offering” pursuant to the terms of the UBC License Agreement.

Response: This offering is being made on a “best efforts” basis. As such, it would not constitute an “initial public offering” pursuant to the terms of the UBC License Agreement, which defines an initial public offering as “the first sale of the Licensee’s common shares in a firm commitment underwritten public offering registered under the US Securities Act of 1933, or the equivalent securities regulations of other jurisdictions.” (emphasis added). Changes in response to the Staff’s comment have been made in the Amendment.

Long-term debt - residual interests, page F-16

7.	Explain to us why the residual interest in a change of control is not considered a derivative pursuant to ASC 815. At a minimum, please address the following:

●	Explain to us why you believe the underlying is the interest in future revenue.
●	You state that the notional of the residual interest is not a specified amount to be issued to the counterparties of the residual interest. Tell us why you believe, if such is the case, the notional amount cannot be determinable.
●	You state that in the event of a change in control, the investor’s interest will equal the investor’s percentage amount of the net value attributable to the Company from the change of control. Tell us if that interest will be in the form of equity or if there is a provision to pay out the amount of the residual interest.
●	If the terms of the change of control residual interest meet the definition of a derivative in ASC 815-10-15-83, tell us if any scope exception applies that would preclude accounting as a derivative.

Response: The Company considered whether the residual interests should be accounted for as derivatives under ASC 815. ASC 815-10-15-83 defines a derivative as a financial instrument or other contract with all of the following characteristics:

a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.	One or more underlyings.
2.	One or more notional amounts or payment provisions or both.

b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Net settlement. The contract can be settled net by any of the following means:

1.	Its terms implicitly or explicitly require or permit net settlement.
2.	It can readily be settled net by a means outside the contract.
3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Based on the Company’s prior responses and SEC questions, the Company re-evaluated its analysis relative to the change in control provision.

U.S. Securities and Exchange Commission Division of Corporation Finance June 18, 2024 Page 4

The Company considered whether the change in control provision of residual interests contains an embedded feature that would require bifurcation under ASC 815. The Company determined the residual interests in net value attributable to the Company in the event of a change in control does not meet the definition of a derivative per the above guidance, since the offering requires a significant initial net investment (minimum subscription amount of $100,000 unless allowed otherwise), and the contract does not require or permit net settlement (net value includes the entire consideration received, regardless of form).

As such, the residual interests in net value do not meet all three criteria above and therefore do not require bifurcation.

Upon a change in control, payments to investors will be made within ninety (90) days of the Company’s receipt of the net value attributable to the Company from such Change of Control.

8.	Notwithstanding the above comment, tell us why interest income was recorded in the year ended September 30, 2022 and interest expense was recorded in the year ended September 30, 2023. Also, please tell us why Common Shares is increased by $57,876 in Note 3 on page F-14 and clarify in the filing the components of the $144,110 change in stockholders equity (deficit).

Response: The Company uses the retrospective approach on a quarterly basis to adjust the carrying value of the debt to the present value of the revised estimated cash flows, discounted at the effective interest rate. The effective interest rate is computed and updated based on the revised estimate of remaining cash flows based on management’s revised future revenue forecast.

The new effective interest rate used adjusts the carrying value of the debt to the present value of the revised estimated cash flows, discounted at the new effective interest rate. The impact of the change in cash flows will be recorded in the current and future periods.

The change in interest rates is driving the change in the value.

Common shares increased $57,876. The Company initially allocated a portion of the proceeds from the sale of common stock to residual interest. To correct the error, the change eliminated the allocation and therefore, increased the no-par common shares accordingly.

The components of the $144,110 stockholders’ equity (deficit) change include:

Initial recording of residual interest debt	$160,115
Interest expense in 2022	16,006
$144,110

* * *

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at cmurillo@hselaw.com or telephone at (585) 231-1396.

Very truly yours,

Harter Secrest & Emery LLP

/s/ C. Christopher Murillo
C. Christopher Murillo
direct dial: 585.231.1396
email: cmurillo@hselaw.com

cc:	Alexander R. McClean, Esq